Exhibit 21

Subsidiaries of Eastern Bankshares, Inc.

Name	Percent Ownership	State of Incorporation
Eastern Bank	100%	Massachusetts
Eastern Insurance Group LLC*	100%	Massachusetts
Broadway Securities Corporation*	100%	Massachusetts
Market Street Securities Corporation*	100%	Massachusetts
Real/Property Services, Inc.*	100%	Massachusetts

*	Subsidiaries of Eastern bank